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Form of Proxy - Annual General and Special Meeting to be held on April 30, 2007

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.
3. This proxy should be signed in the exact manner as the name appears on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.
6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 4:30 pm, Eastern Time, on April 26, 2007.

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VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following web site: www.investorvote.com

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.
Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy.
Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER HOLDER ACCOUNT NUMBER ACCESS NUMBER

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Appointment of Proxyholder

The undersigned ("Registered Shareholder") of Quest Capital Corp. (the "Company") hereby appoint(s): Brian E. Bayley, a Director of the Company, or failing him A. Murray Sinclair, a Director of the Company,

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual and Special Meeting of Quest Capital Corp. to be held at The Howland Room at The National Club, 303 Bay Street, Toronto, Ontario on April 30, 2007 at 4:30 p.m. (Eastern Standard Time) and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY **HIGHLIGHTED TEXT** OVER THE BOXES.

1. Fix the Number of Directors

To fix the number of Directors at nine (9).

For ☐ Against ☐

2. Election of Directors

	For	Withhold		For	Withhold		For	Withhold
01. Robert G. Atkinson	☐	☐	02. Brian E. Bayley	☐	☐	03. W. David Black	☐	☐
04. Robert (Bob) Buchan	☐	☐	05. Daniel Goodman	☐	☐	06. Michael Harrneson	☐	☐
07. A. Murray Sinclair	☐	☐	08. Walter M. Traub	☐	☐	09. Michael D. Winn	☐	☐

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3. Appointment of Auditors

Appointment of Pricewaterhouse Coopers, LLP as Auditors of the Corporation for the ensuing year and authorizing the Directors to fix their remuneration.

For ☐ Withhold ☐

4. Approve the Continuance of the Company into Federal Jurisdiction

To pass, with or without variation, a special resolution, authorizing the continuance of the Company out of British Columbia and into federal jurisdiction under the Canada Business Corporations Act.

For ☐ Against ☐

5. Approve By-Law No. 1 as the Company's By-Laws

To pass, with or without variation, an ordinary resolution, subject to the continuance of the Company into federal jurisdiction under the Canada Business Corporations Act, approving By-Law No. 1 as the By-Laws for the Company as a Canada Business Corporations Act corporation.

For ☐ Against ☐

6. Approve Amendment to Stock Option Plan

To pass, with or without variation, an ordinary resolution, subject to the approval of the Toronto Stock Exchange, approving amendments to the Company's stock option plan as set forth in the Information Circular prepared in respect to the Meeting.

For ☐ Against ☐

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7. Transact Other Business

To transact such other business as may properly come before the Meeting.

For ☐ Against ☐

Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.

Signature(s)

Date

MM / DD / YY

Interim Financial Statements

Mark this box if you would like to receive interim financial statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Report

Mark this box if you would NOT like to receive the Annual Report and accompanying Management's Discussion and Analysis by mail. ☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

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